SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.5)*

                           Commercial Metals Company
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   201723103
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 5 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by Commercial Metals Company (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2011, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2011, Amendment No. 2 filed with Securities and Exchange Commission on October 19, 2011, Amendment No. 3 filed with the Securities and Exchange commission on November 28, 2011 and Amendment No. 4 filed with the Securities and Exchange commission on November 28, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On December 2, 2011, the Reporting Persons delivered a letter to the Board of Directors of the Issuer. The letter is incorporated herein and attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1     Letter to Board of Directors, dated December 2, 2011

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December  2,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:   /s/  Edward  E.  Mattner
           ------------------------
           Name:  Edward  E.  Mattner
           Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





  [Signature Page of Schedule 13D Amendment No. 5 - Commercial Metals Company]

                                                                       Exhibit 1
                                                                       ---------


                                 CARL C. ICAHN


December 2, 2011

Board of Directors
Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, Texas 75039

Ladies and Gentlemen:

On Monday, we informed you and publicly announced that Icahn Enterprises LP would purchase Commercial Metals Company at $15 per share, in cash, without any financing or due diligence conditions. Disappointingly, it is Friday afternoon, the week is over, and we have still not heard from you.

We are sure that you are keenly aware that since our announcement, over 22 million of the Company's shares have traded. This represents over 19% of the Company's outstanding shares, and is 200% higher than the average weekly trading volume over the past 52 weeks. To allow your shareholders to trade such heavy volumes without responding to our offer is completely irresponsible - but wholly consistent with the pattern of irresponsibility demonstrated by the Company over the years.

Icahn Enterprises (which currently has, on a consolidated basis, $22.4 billion of assets, including in excess of $13 billion in liquid assets, which are cash and marketable securities) made a legitimate offer to acquire your Company, and to be clear, we continue to be immediately ready to meet with you to document the transaction. We are not asking for any due diligence or financing conditions. All that we are asking is that you allow your shareholders to decide if they wish to sell their company.

We have received a number of inquiries from shareholders this week, as we are sure you have too. Shareholders deserve an answer; it is incumbent on this Board to respond to our offer. To that end, if you continue to disregard your duties and have not contacted us by 9:00 a.m., New York City time, on Monday, December 5, 2011, to schedule a meeting to discuss our offer, please be forewarned that we intend to take matters into our own hands.



                                                               Carl C. Icahn